Exhibit 21.1

Chemomab Therapeutics Ltd.

List of Subsidiaries

Name	Jurisdiction of Incorporation	% Ownership
Chemomab Ltd.	Israel	100%
Chemomab Therapeutics, Inc.	Delaware	100%
Chemomab Therapeutics Israel Ltd.	Israel	100%